EXHIBIT 99.1

Brookfield Corporation Announces Pricing of C$1 Billion of Medium-Term Notes

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

BROOKFIELD, NEWS, Dec. 12, 2022 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) today announced the pricing of a public offering of C$1 billion aggregate principal amount of medium-term notes (“notes”) due December 2032, which will bear interest at a rate of 5.431% per annum.

The notes are expected to be assigned a credit rating of A- by Standard & Poor’s, A- by Fitch, A3 by Moody’s and A (low) by DBRS.

Brookfield Corporation intends to use the net proceeds from the sale of the notes for general corporate purposes.

The notes are being offered through a syndicate of agents led by CIBC Capital Markets, RBC Capital Markets, Scotiabank, BMO Capital Markets, National Bank Financial Markets and TD Securities.

The notes are being offered under an existing base shelf prospectus filed in Canada. The offering is being made only by means of a prospectus supplement and pricing supplement relating to the offering of the notes. You may obtain these documents for free on SEDAR at www.sedar.com. Before you invest, you should read these documents and other public filings by Brookfield Corporation for more complete information about Brookfield Corporation and this offering.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the notes described herein, nor shall there be any sale of these notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The notes being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the base shelf prospectus, the prospectus supplement or the pricing supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or to, or for the account or benefit of, U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

About Brookfield Corporation

Brookfield Corporation (NYSE: BN, TSX: BN) is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across its three core pillars of asset management, insurance solutions and its operating businesses. Employing a disciplined investment approach, we leverage our deep expertise as an owner and operator of real assets, as well as the scale and flexibility of our capital, to create value and deliver strong risk-adjusted returns across market cycles. With significant capital underpinned by a conservatively capitalized balance sheet, Brookfield Corporation is well positioned to pursue significant opportunities for growth.

For more information, please contact:

Communications & Media: Sebastien Bouchard Tel: (416) 943-7937 Email: sebastien.bouchard@brookfield.com	Investor Relations: Linda Northwood Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Forward-Looking Statements

Information in this press release that is not a historical fact is “forward-looking information”. This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on the perception of historical trends, current conditions and expected future developments, of Brookfield Corporation, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield Corporation are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change.

Forward-looking statements in this news release include statements with respect to the use of proceeds from the offering described in this news release. Although Brookfield Corporation believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business or may do business; the behavior of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; and other risks and factors in the prospectus and as detailed from time to time in Brookfield Corporation’s Annual Report on Form 40-F filed with the Securities and Exchange Commission as well as other documents filed by Brookfield with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Corporation, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.